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16013254

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SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY - 5 2016 REGISTRATIONS BRANCH 09

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silverwood Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Silverwood Farm Place, 32 Pleasant Street
(No. and Street)

Sherborn, MA 01770
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Hodson-Walker 508-651-2194
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Forman, Itzkowitz, Berenson, & LaGreca, P.C.
(Name – *if individual, state last, first, middle name*)

404 Wyman Street, Suite 275, Waltham, MA 02451
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY - 5 2016 REGISTRATIONS BRANCH 09

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jonathan Hodson-Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silverwood Partners LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Hodson-Walker

Signature

MANAGING PARTNER

Title

Notary Public

JONATHAN C GLENNON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 27, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVERWOOD PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

YEARS ENDED DECEMBER 31, 2015 AND 2014

CONTENTS

FORMAN, ITZKOWITZ, BERENSON & LAGRECA, P.C.
CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Silverwood Partners, LLC
Sherborn, Massachusetts

We have audited the accompanying statements of financial condition of Silverwood Partners, LLC as of December 31, 2015 and 2014 and the related notes to the financial statements. These financial statements are the responsibility of Silverwood Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Silverwood Partners, LLC as of December 31, 2015 and 2014 in accordance with accounting principles generally accepted in the United States of America.

Forman, Itzkowitz, Berenson & LaGreca, P.C.

February 25, 2016

404 Wyman Street, Suite 275, Waltham, MA 02451-1264
Tel: (781) 487-9200 • Fax: (781) 487-9204 • www.fibl.com

SILVERWOOD PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

		December 31,	
		2015	2014
ASSETS			
Current Assets:			
Cash and cash equivalents		$ 364,976	$ 742,704
Property and Equipment		81,821	84,709
		$ 446,797	$ 827,413
LIABILITIES AND MEMBERS' EQUITY			
Current Liabilities:			
Accounts payable and accrued expenses		$ 99,888	$ 138,590
Members' Equity		346,909	688,823
		$ 446,797	$ 827,413

The accompanying notes are an integral part of this financial statement.

Note 1 - Description of Operations

Silverwood Partners, LLC, located in Sherborn, Massachusetts, provides investment banking services to both public and privately held companies worldwide but primarily in the United States. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 - Summary of Significant Accounting Policies

(a) Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated and straight-line methods over the estimated useful lives of the respective assets. The Company's capitalization policy is to generally capitalize all equipment with a cost in excess of $2,000. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

(b) Use of Estimates and Assumptions in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Income Taxes

The income from the Limited Liability Company (LLC) is included in the income tax returns of the individual members. Consequently, no provision is made for income taxes in the financial statements of the Company.

Management has evaluated significant tax positions against the criteria established by professional standards and believes there are no such tax positions requiring accounting recognition in the financial statements. Management does not believe its evaluation of tax positions will significantly change within twelve months of December 31, 2015. Any changes in tax positions will be recorded when the ultimate outcome becomes known. The Company's income tax returns are subject to examination by taxing authorities generally for three years.

Note 2 - Summary of Significant Accounting Policies (Continued)

(d) Cash Equivalents

The Company considers amounts invested in money market mutual funds to be cash equivalents.

Note 3 - Property and Equipment

Property and equipment consist of the following:

	2015	2014
Furniture and fixtures	$ 35,981	$ 35,981
HVAC	10,080	10,080
Land improvements	13,500	13,500
Leasehold improvements	67,462	67,462
	127,023	127,023
Less accumulated depreciation	(45,202)	(42,314)
	$ 81,821	$ 84,709

Depreciation expense was $2,888 in 2015 and 2014.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the Company maintain net capital equal to the greater of either $5,000, or 1/15 of the ratio of aggregate indebtedness to net capital, both as defined. The Company's net capital requirements were $6,659 and $9,239 at December 31, 2015 and 2014, respectively. The Company is required to provide reports quarterly, to the Securities and Exchange Commission verifying its compliance with Rule 15c3-1. The Company had net capital of $265,088 in 2015 and $604,114 in 2014 which was in excess of the Company's required minimum net capital by $258,429 in 2015 and $594,875 in 2014.

Note 5 - Credit Risks

Throughout the year the Company maintains cash balances in excess of $250,000 in a financial institution. The Federal Deposit Insurance Corporation insures up to $250,000 for each depositor. Approximately $165,000 was at risk as of December 31, 2015, and $493,000 was at risk as of December 31, 2014.

Note 6 - Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, and accounts payable and accrued expenses approximate their fair market value due to the short term maturities of these instruments.

Note 7 - Subsequent Events

Professional standards state that an entity is required to evaluate subsequent events through the date the financial statements are issued or are available to be issued. The Company has evaluated subsequent events through the date the report was available for issuance, February 25, 2016.

Note 8 - Contingencies

The Company has clients that have future obligations to the Company based on future performance and sales of their businesses. These obligations may arise from: (i) payments derived from sales of a client's products in a given year, (ii) the liquidation of a reinvested equity stake by a business owner in a partial sale transaction, (iii) highly doubtful fee payment obligations that require a client to obtain capital to fund fees payable to the Company, and (iv) the return on invested capital of an investor represented by the Company in an investment transaction. Due to the highly speculative nature of such future client obligations to the Company and the difficulty in assigning a value thereto, such obligations are effectively fully reserved and are not reported in the income statement, balance sheet or cash flow statement until related payments are actually received by the Company.

The Company is pursuing claims against two former employees for breaching their contractual and fiduciary duties to the Company. At this time no outcome is known and any awards for damages cannot be estimated.